UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
People First RH, Inc. f/k/a "People First RH, LLC"

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> October 10, 2018

Physical address of issuer
99 Hudson Street, 5th Floor, New York, NY 10013

Website of issuer
https://www.peoplefirstrh.com

Current number of employees
3


February 9, 2023

People First RH, Inc.
f/k/a People First RH, LLC




This Form C-TR is being furnished by People First RH, Inc. a Delaware Corporation ("**People First**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of notifying our investors and the Commissions of the termination of our reporting obligations as required by the Securities and Exchange Commission ("SEC").

Termination of Reporting Obligations

We are terminating our reporting obligations pursuant to 17 CFR 227.202(b)(2), effective as of April 26, 2022.

[Remainder of page intentionally left blank; signature pages to follow]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Shantanu Rana
_____
(Signature)

Shantanu Rana
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shantanu Rana
_____
(Signature)

Shantanu Rana
_____
(Name)

CEO & Director
_____
(Title)

February 9, 2023
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.